Form 10-K, Exhibit 13
period 1996-12-31
GYNECARE INC
filed 1997-03-28
CIK 1002243

                                  GYNECARE       96

MINIMALLY INVASIVE OPTIONS IN WOMEN'S HEALTHCARE GYNECARE

GYNECARE
------------------
         GLOSSARY



ABLATION The medical term for the surgical destruction of tissue through heating or freezing, electrosurgical or laser energy.

ANEMIA A condition in which the blood is deficient in red blood cells, hemoglobin or in the total volume of packed red blood cells. This occurs when the equilibrium between blood loss (through bleeding or obstruction) and blood production is disturbed. Excessive menstrual bleeding is a leading cause of anemia.

D & C   Dilation of the cervix and curettage (surgical scraping) of the uterus.
This procedure is sometimes used to treat menorrhagia but its effects are often temporary.

ENDOMETRIUM   The lining of the uterus which builds up each month in preparation for pregnancy and sheds if no pregnancy occurs, resulting in menstrual bleeding.

FIBROID   A benign growth made up of fibrous and muscular tissue that occurs in the wall of the uterus, inside the uterus or on the wall of the uterus. Fibroids can cause pain, pressure, bleeding or all three.

HORMONE REPLACEMENT THERAPY   Medical therapy which uses the female hormones
estrogen & progesterone to supplement decreased hormone production at menopause (cessation of ovulation and monthly menstruation).

HYSTERECTOMY   A major surgical procedure in which the uterus is removed, performed either through the abdominal wall or through the vagina. It is estimated that half of all hysterectomies are performed due to dysfunctional uterine bleeding or fibroids.

MENORRHAGIA   The medical term for abnormally excessive menstrual bleeding.

MYOMA   The medical term for a fibroid, derived from MYO (muscle) and OMA
(abnormal tissue growth).

MYOMECTOMY   Surgical removal of a fibroid, leaving the uterus intact.

RESECTOSCOPE   An instrument with a telescope and an electrosurgical wire loop or rollerball that is used in gynecology to remove the endometrial lining of the uterus and uterine fibroids.

UTERINE DISORDERS   Disorders that pertain to the uterus, such as menorrhagia
and fibroids.

GYNECARE
-----------------------------
           MISSION STATEMENT












Gynecare, in partnership with the medical community, is dedicated to fulfilling unmet needs in women's healthcare by developing safe, minimally invasive and cost-effective solutions that innovatively treat female disorders while considering the physiological and psychological impact on women.

GYNECARE
------------------
       INTRODUCTION


UTERINE DISORDERS AFFECT MILLIONS OF WOMEN WORLDWIDE. ALTHOUGH WOMEN HAVE EXPERIENCED THESE PROBLEMS FOR DECADES, THERE HAS BEEN LITTLE CHANGE IN TREATMENTS FOR THESE CONDITIONS IN THE LAST 20 YEARS. HISTORICALLY, TREATMENT FOR UTERINE DISORDERS HAS BEEN INVASIVE AND EVEN RADICAL, WHERE THE ENTIRE UTERUS IS REMOVED IN A HYSTERECTOMY. TREATMENT FOR EXCESSIVE BLEEDING OFTEN ESCALATES FROM DRUG THERAPY TO DILATION AND CURETTAGE (D&C), INVASIVE SURGICAL ABLATION AND FREQUENTLY HYSTERECTOMY. HYSTERECTOMY STILL REMAINS THE TREATMENT OF CHOICE FOR MANY PHYSICIANS, SINCE DRUG THERAPY IS NOT ALWAYS EFFECTIVE AND REQUIRES LONG TERM TREATMENT, D&C TYPICALLY PROVIDES ONLY SHORT TERM RELIEF, AND CURRENT SURGICAL ABLATION TECHNIQUES ARE HIGHLY SKILL DEPENDENT. DYSFUNCTIONAL UTERINE BLEEDING AND UTERINE FIBROIDS ACCOUNT FOR ABOUT HALF OF THE APPROXIMATELY 600,000 HYSTERECTOMIES PERFORMED ANNUALLY IN THE U.S. AFTER UTERINE REMOVAL, PATIENTS MAY EXPERIENCE EMOTIONAL, PHYSICAL AND PSYCHOLOGICAL CHANGES. HYSTERECTOMY ALSO HAS A SIGNIFICANT ECONOMIC IMPACT, TYPICALLY REQUIRING A 3-4 DAY HOSPITAL STAY, AND A 2-8 WEEK RECOVERY PERIOD, AND COSTING THE U.S. HEALTHCARE SYSTEM AN ESTIMATED $3 TO $5 BILLION ANNUALLY.


    "HYSTERECTOMY HAS BEEN THE TRADITIONAL TREATMENT FOR EXCESSIVE MENSTRUAL
     BLEEDING FOR LACK OF AN ALTERNATIVE. THE OTHER TREATMENTS SUCH AS HORMONAL TREATMENT AND D&C, HAVE NOT BEEN VERY EFFECTIVE, SO PHYSICIANS RESORT TO HYSTERECTOMY TO ELIMINATE THE PROBLEM."

             -- BRIAN WALSH, M.D., CHIEF OF SURGICAL GYNECOLOGY,
                BRIGHAM & WOMEN'S HOSPITAL, BOSTON, MASSACHUSETTS, GYNECARE U.S. CLINICAL INVESTIGATOR




[Inserted here is a photograph of Dr. Brian Walsh, Chief of Surgical Gynecology at Brigham & Women's Hospital, and a Gynecare U.S. Clinical Investigator.]

[Inserted here is a drawing of three women figures in which two are shaded and one is not to illustrate that one-third of all women will have had a hysterectomy by age 60.]


ONE THIRD OF ALL WOMEN
WILL HAVE HAD A
HYSTERECTOMY BY THE
AGE OF 60

ALTHOUGH THE DESIRE FOR ALTERNATIVE THERAPIES IS INCREASING, HYSTERECTOMIES ARE FREQUENTLY PERFORMED FOR DYSFUNCTIONAL UTERINE BLEEDING AND FIBROIDS. GYNECARE'S GOAL, THEREFORE, IS TO RAISE THE LEVEL OF WOMEN'S AWARENESS ASSOCIATED WITH UTERINE DISORDERS. IN PARTNERSHIP WITH THE MEDICAL COMMUNITY AND ITS PATIENTS, GYNECARE IS WORKING TO SIMPLIFY AND IMPROVE TREATMENT FOR DYSFUNCTIONAL UTERINE BLEEDING AND FIBROIDS THAT OFTEN INTERFERE WITH WORK, FAMILY AND SOCIAL COMMITMENTS.

GYNECARE'S FIRST TWO PRODUCTS, THE THERMACHOICE-TM- UTERINE BALLOON THERAPY-TM-SYSTEM AND THE VERSAPOINT-TM- BIPOLAR ELECTROSURGERY SYSTEM, HAVE BEEN DESIGNED TO PROVIDE BOTH THE PHYSICIAN AND THE PATIENT WITH MINIMALLY INVASIVE TREATMENTS THAT CAN BE PERFORMED UNDER LOCAL ANESTHESIA WITH INTRAVENOUS SEDATION IN AN OUTPATIENT SETTING. THESE THERAPEUTIC OPTIONS CAN OFFER COST-EFFECTIVE BENEFITS TO PATIENTS, PHYSICIANS AND PAYORS.

GYNECARE REMAINS COMMITTED TO UNDERSTANDING THE PHYSIOLOGICAL AND
PSYCHOLOGICAL ASPECTS OF WOMEN'S UTERINE DISORDERS, AND HAS UNDERTAKEN EDUCATION EFFORTS THROUGH PATIENT-ORIENTED SYMPOSIA AND LITERATURE.
THROUGH THESE INITIATIVES, THE COMPANY BELIEVES THAT IT CAN INCREASE
PHYSICIANS' AWARENESS OF SIMPLER, SAFER ALTERNATIVE THERAPIES, WHILE
ASSURING PATIENTS THAT THEY ARE NOT ALONE, AND INFORMING THEM ABOUT NEW TREATMENT OPTIONS.


[Inserted here is a drawing of two women figures in which one is shaded and one is not to illustrate that nearly one-half of hysterectomies performed annually are due to dysfunctional uterine bleeding and fibroids.]

NEARLY 1/2 OF THE
HYSTERECTOMIES PERFORMED ANNUALLY ARE DUE TO
DYSFUNCTIONAL UTERINE BLEEDING AND FIBROIDS

TO OUR
-------------------
         SHAREHOLDERS


I am pleased to report to you that in 1996 Gynecare achieved the goals we outlined in last year's 1995 annual report. In particular, we completed the treatment phase of our U.S. clinical trials for ThermaChoice and received U.S. Food and Drug Administration (FDA) clearance to market VersaPoint in the United States.

Throughout 1996, we focused on recruiting and hiring highly talented people. We developed an outstanding leadership team with a proven capability to execute plans and achieve objectives. We are now well-positioned to move forward to commercialize our products and to establish new minimally invasive therapeutic options for uterine disorders.


The ThermaChoice Uterine Balloon Therapy system was designed as a minimally invasive treatment for patients who experience dysfunctional uterine bleeding. In October 1996, we completed the patient treatment phase of our U.S. clinical trials earlier than anticipated, treating more than 250 patients. We are preparing a Pre-Market Approval application and plan to submit to the FDA during 1997.

The ThermaChoice system is approved for marketing in Canada and over 30 other countries. Clinical trials in Europe and Canada have generated valuable follow-up data. The Company has completed an economic study which demonstrated the cost-effectiveness of the system, and is pursuing reimbursement in certain countries.

In November 1996, five months after filing the 510(k) application, we obtained FDA clearance to market our second product, VersaPoint, a bipolar electrosurgery system for fibroid removal. Currently, we are in the process of scaling up manufacturing in anticipation of launching that product during 1997.

In 1996, Gynecare established a targeted marketing strategy in order to more effectively commercialize the ThermaChoice Uterine Balloon Therapy system internationally, and to support pre-launch efforts for VersaPoint in the United States. Specifically, we have developed relationships with physician opinion leaders who will assist in physician training, procedure endorsement and patient education. We believe that education programs targeting physicians and patients will increase demand for both ThermaChoice and VersaPoint.

In 1996, we had revenues of $962,000 compared with revenues of $849,000 in 1995, an increase of 13%. We reported a net loss for fiscal 1996 of $10.2 million, compared with a net loss of $4.6 million in 1995. We completed 1996 with cash and investments of $13.1 million.

Looking ahead to 1997, we believe that it will be a year for building momentum. The Company has established the following goals for 1997:

- SUBMIT A PMA FOR THERMACHOICE;

- COMMENCE MARKETING OF VERSAPOINT IN THE UNITED STATES;

- SEEK CE MARK APPROVAL FOR VERSAPOINT IN EUROPE;

- DEVELOP LAPAROSCOPIC USE OF VERSAPOINT;

- CONTINUE TO BUILD GLOBAL MARKETING AND SALES INFRASTRUCTURE.

In closing, I would like to thank all of Gynecare's employees for their dedication and commitment to our corporate mission. Our employees are critical to Gynecare's overall success and, as a relative newcomer to the Company, I am impressed by the talent and perseverance of our employees. We appreciate your interest in Gynecare and look forward to reporting our progress to you in fiscal 1997.

Sincerely,


/s/ A. Lad Burgin, Ph.D.

A. Lad Burgin, Ph.D.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

[Inserted here is a photograph of A. Lad Burgin, Ph.D., President and Chief Executive Officer of Gynecare, Inc.]

[This page consists of a picture of the ThermaChoice Uterine Balloon Therapy system, including the controller and disposable balloon catheter.]

"WHEN YOU'VE ALWAYS HAD HEAVY PERIODS, YOU JUST THINK THAT'S NORMAL. BEFORE I HAD THE PROCEDURE, MY PERIODS WERE SEVEN TO NINE DAYS LONG AND THEY WERE EXTREMELY HEAVY. MY CRAMPING WAS SO BAD THAT I WOULD LOSE ABOUT ONE DAY A MONTH WHERE I JUST STAYED IN BED. THE THERMACHOICE UTERINE BALLOON THERAPY SYSTEM CHANGED MY LIFE. I HAVE MUCH MORE ENERGY, AND I DON'T HAVE CRAMPS ANYMORE."

                          - ROBIN KATSAROS, A THERMACHOICE PATIENT


[Inserted here are three photographs at three different angles, of Robin Katsaros, a ThermaChoice patient.]



MORE THAN 19 PERCENT OF THE HYSTERECTOMIES PERFORMED ANNUALLY IN THE UNITED STATES ARE FOR TREATMENT OF DYSFUNCTIONAL UTERINE BLEEDING. EXCESSIVE BLEEDING IS AN EMBARRASSING AND OFTEN INCAPACITATING CONDITION THAT AFFECTS A WOMAN'S QUALITY OF LIFE BY COMPROMISING HER PHYSICAL, EMOTIONAL AND PSYCHOLOGICAL WELL-BEING. IN EXTREME CASES, CONTINUOUS UNCONTROLLED BLOOD LOSS CAN LEAD TO ANEMIA. IN ORDER TO PROVIDE WOMEN WITH AN ALTERNATIVE TREATMENT, GYNECARE DEVELOPED THE THERMACHOICE UTERINE BALLOON THERAPY SYSTEM. THIS SYSTEM IS A MINIMALLY INVASIVE, EIGHT-MINUTE, OUTPATIENT PROCEDURE WHICH USES HEAT TO ABLATE THE ENDOMETRIAL LINING OF THE UTERUS, THE SOURCE OF MENSTRUAL BLEEDING. THERMACHOICE IS INDICATED FOR WOMEN WITHOUT FIBROIDS AND WHO NO LONGER WISH TO BECOME PREGNANT.

THE THERMACHOICE UTERINE BALLOON THERAPY SYSTEM IS APPROVED FOR MARKETING IN CANADA AND OVER 30 OTHER COUNTRIES. IN THE UNITED STATES, GYNECARE
HAS COMPLETED THE PATIENT TREATMENT PHASE OF ITS U.S. CLINICAL TRIALS AND PLANS TO SUBMIT A PRE-MARKET APPROVAL (PMA) APPLICATION TO THE FDA
DURING 1997.

THE THERMACHOICE UTERINE BALLOON THERAPY SYSTEM IS AN INVESTIGATIONAL DEVICE AND HAS NOT BEEN APPROVED BY THE FDA FOR MARKETING IN THE UNITED STATES. THE SYSTEM IS AVAILABLE FOR SALE IN CERTAIN MARKETS INTERNATIONALLY.

"THE THERMACHOICE UTERINE BALLOON THERAPY SYSTEM AS A TREATMENT IS AN EXAMPLE OF HOW THE PRACTICE OF GYNECOLOGY HAS CHANGED RECENTLY. HISTORICALLY, HYSTERECTOMY WAS THE SOLUTION TO VIRTUALLY EVERY PROBLEM. WITH NEW PRODUCTS BEING DEVELOPED, PHYSICIANS CAN MAKE MORE SPECIFIC DIAGNOSES AND PRESCRIBE ALTERNATIVE TREATMENTS.

THERMACHOICE UTERINE BALLOON THERAPY HAS THE POTENTIAL TO BE A MUCH BETTER ALTERNATIVE TO HYSTERECTOMY FOR TREATING EXCESSIVE MENSTRUAL BLEEDING. HYSTERECTOMY CORRECTS THE PROBLEM BUT AT CONSIDERABLE FINANCIAL AND EMOTIONAL COSTS."

                 - Tanya Spirtos, M.D. - Clinical Instructor, Dept. of OB/GYN,
                   Stanford University School of Medicine,
                   Gynecare U.S. Clinical Investigator


[Inserted here is a photograph of Dr. Tanya Spirtos, Clinical Instructor at the Department of OB/GYN at Stanford University School of Medicine, and a Gynecare U.S. Clinical Investigator.]

                        THERMACHOICE KEY MILESTONES

BASIC SCIENCE

1989
Lab/In-Vitro Hysterectomy Studies

1991
Initial Clinical Study

1993
Pilot Studies in Canada

1995
US IDE Hysterectomy Studies


LARGE SCALE CLINICAL STUDIES

1995
300+ Cases: International Multicenter Study

1996
250 Cases: US IDE Multicenter Study


GOAL FOR 1997

1997
Submit PMA

TRADITIONAL TREATMENTS

The typical treatment regimen for dysfunctional uterine bleeding involves a progression from drug therapy to D&C and frequently hysterectomy. If drug therapy, which is widely prescribed as a first line of treatment, fails, physicians typically recommend a D&C. In many instances, a D&C does not provide long-term relief, and physicians may recommend a hysterectomy. Alternatively, some highly specialized surgeons will perform surgical ablation using an electrosurgical rollerball or loop electrode to destroy the endometrial lining.


THE THERMACHOICE UTERINE BALLOON THERAPY SYSTEM

The ThermaChoice Uterine Balloon Therapy system is designed as a minimally invasive, cost-effective alternative to drug therapy, D&C, surgical ablation using a resectoscope, and surgery. "ThermaChoice as a treatment is an example of how the practice of gynecology has changed recently. Historically, hysterectomy was the solution to virtually every problem. With new products being developed, physicians can make more specific diagnoses and prescribe alternative treatments," says Tanya Spirtos, M.D., Clinical Instructor, OB/GYN Department, Stanford University School of Medicine.

In Gynecare's international multi-center study, involving over 300 patients, clinicians reported a success rate consistently in the 90% range at 6 and 12 months follow-up, where success has been defined as normal bleeding or less.

In October 1996, Gynecare completed the patient treatment phase of its U.S. clinical trials involving over 250 patients at 12 investigative sites in the U.S. and two in Canada. Follow up data from this study is currently being collected for submission of a PMA to the FDA.

Patients have indicated that they returned to an active lifestyle shortly after treatment. "The ThermaChoice procedure was very simple and straightforward," said Robin Katsaros, a ThermaChoice patient. "It only took about 10 minutes and I didn't hurt afterwards. I was on a plane the next day. It dramatically improved the quality of my life." As a procedure that has been performed under local anesthesia in an outpatient setting, ThermaChoice is designed to fit within the U.S. managed care system, which is striving to reduce costs and provide patients with minimally invasive options.

[Inserted here is a drawing of a balloon catheter being inserted into the uterus.]

1. INSERTION AND INFLATION
THE BALLOON CATHETER IS INSERTED VAGINALLY, THROUGH THE CERVIX, INTO THE UTERUS. INFLATION OCCURS WHEN THE CATHETER IS FILLED WITH A STERILE FLUID SOLUTION.

[Inserted here is a drawing of the inflated balloon catheter in the uterus.]

2. ABLATION AND MONITORING
A HEATING ELEMENT INSIDE THE BALLOON RAISES THE TEMPERATURE TO ABOUT 87 DEG. C AND MAINTAINS IT FOR APPROXIMATELY EIGHT MINUTES. THE CONTROLLER CONTINUOUSLY MONITORS AND DISPLAYS PRESSURE, TEMPERATURE AND THERAPY TIME.

[Inserted here is a drawing of the uterus in which the balloon catheter is deflated and the catheter is being withdrawn.]

3. DEFLATION AND REMOVAL
AFTER THE EIGHT MINUTE TREATMENT, THE
BALLOON IS DEFLATED AND THE CATHETER IS WITHDRAWN AND DISCARDED.

[This page consists of a picture of the VersaPoint system showing the generator and two microelectrodes.]

"I AM A BUSINESS CONSULTANT AND HAD TO CANCEL SPEAKING ENGAGEMENTS BECAUSE I NEEDED TO USE THE WASHROOM EVERY 30 MINUTES AND THERE WAS NO ACCESS. I COULD NEVER PREDICT WHETHER I WOULD BE AVAILABLE OR NOT. AFTER THE PROCEDURE, I FELT FINE. THIS HAS MADE MY LIFE EASIER, I AM NOT FLOODING ANYMORE."


                           -- JUDY BENNETT, A CANADIAN VERSAPOINT PATIENT


[Inserted here are three photographs at three different angles of a Canadian VersaPoint patient.]


A FIBROID IS THE MOST COMMON BENIGN PATHOLOGY FOUND INSIDE A WOMAN'S PELVIS. IT IS ESTIMATED THAT FIBROIDS OCCUR IN 20-30 PERCENT OF WOMEN AGE 30 AND OLDER. SYMPTOMS MAY INCLUDE INCREASED MENSTRUAL BLEEDING, PAIN OR PRESSURE IN THE ABDOMEN, AND INFERTILITY PROBLEMS. CURRENT ELECTROSURGICAL TECHNIQUES FOR THE REMOVAL OF FIBROIDS HAVE NOT MET WIDE ACCEPTANCE. THEREFORE, PHYSICIANS MAY RECOMMEND TOTAL HYSTERECTOMY TO TREAT SYMPTOMATIC FIBROIDS. IN 1995, GYNECARE BEGAN AGGRESSIVE DEVELOPMENT OF VERSAPOINT, A BIPOLAR ELECTROSURGERY SYSTEM, TO TREAT FIBROIDS INSIDE THE UTERUS. THIS DEVICE VAPORIZES, CUTS AND DESICCATES TISSUE THROUGH THE USE OF MINIMALLY INVASIVE BIPOLAR TECHNOLOGY IN A NORMAL SALINE SOLUTION.

IN NOVEMBER 1996, GYNECARE RECEIVED 510(k) CLEARANCE FROM THE FDA TO MARKET VERSAPOINT IN THE UNITED STATES. THE COMPANY PLANS TO BEGIN MARKETING VERSAPOINT IN THE UNITED STATES DURING 1997.

"THE VERSAPOINT ELECTRODE IS VERY SMALL AND CAN BE USED WITH EXISTING HYSTEROSCOPES WHICH MEASURE AS SMALL AS 5 MILLIMETERS IN DIAMETER. THEREFORE, YOU DO NOT HAVE TO DILATE THE CERVIX, WHICH SUBSTANTIALLY REDUCES PAIN AND MINIMIZES CERVICAL TRAUMA. THOUGH THE ELECTRODE IS SMALL, IT IS INCREDIBLY POWERFUL. VERSAPOINT COMBINES THE SAFETY OF A BIPOLAR MACHINE, WHICH REGULATES VOLTAGE AND ELIMINATES STRAY ELECTRICITY, WITH THE POWER OF MONOPOLAR. VERSAPOINT COULD BE USED IN THE OFFICE, OR IN AN OUTPATIENT SETTING, WITH SIMPLY AN IV SEDATION AND LOCAL ANESTHESIA FOR THE PATIENT."

                  -- ROSE KUNG, M.D. -- ASSISTANT PROFESSOR, DEPT. OF OB/GYN,
                     UNIVERSITY OF TORONTO, GYNECARE CANADIAN
                     CLINICAL INVESTIGATOR


[Inserted here is a photograph of Dr. Rose Kung, Assistant Professor in the Department of OB/GYN at the University of Toronto, and a Gynecare Canadian Clinical Investigator.]








                               VERSAPOINT KEY MILESTONES

BASIC SCIENCE

1995
Acquired Technology

1995-6
Initial Clinical Study

1996 Q2
510(k) Submission

1996 Q4
510(k) Clearance



GOALS FOR 1997

US Marketing Hysteroscopic Use

Seek CE Mark

Develop Laparoscopic Use

CONVENTIONAL ELECTROSURGICAL TECHNOLOGY

Currently available electrosurgical techniques use monopolar technology to cut a fibroid by using a high voltage device in an irrigation solution such as sorbitol or glycine. These solutions must be carefully monitored to avoid over-absorption into the patient's bloodstream. Over-absorption disrupts the blood's electrolyte, or normal sodium balance, which can result in coma, brain damage and even death.

THE VERSAPOINT BIPOLAR ELECTROSURGICAL SYSTEM

VersaPoint is a bipolar electrosurgery system designed as a minimally invasive treatment for fibroids. The system consists of an electrosurgical generator and a single-use microelectrode, which is inserted vaginally to cut, desiccate or vaporize a fibroid. "The VersaPoint is very small and can be used with existing hysteroscopes which measure as small as 5 millimeters in diameter," says Rose Kung, M.D., Assistant Professor, Department of OB/GYN, University of Toronto. "Therefore, you do not have to dilate the cervix, which substantially reduces pain and minimizes cervical trauma. VersaPoint could be used in the office, or in an outpatient setting, with simply an IV sedation and local anesthesia."

VersaPoint was designed to combine the effectiveness of electrosurgery with the safety of bipolar technology. The low voltage microelectrodes operate in a saline environment, potentially reducing the risk of developing electrolyte imbalance. When in contact with tissue, these electrodes achieve instantaneous vaporization, enabling physicians to continue the procedure without having to clear the uterine cavity of fibroid chips. Unlike monopolar electrosurgical tools which require that a large pad be placed on the patient's thigh or buttock in order to create an electrical path to the return electrode, VersaPoint localizes energy by positioning the active and return electrode on the same axis. This proprietary technology prevents any "stray" current from traveling through the patient's body by drawing the current back to the return electrode through saline, which acts as an electrical conductor.

Patients and physicians who have experience with the procedure agree that reduced recovery time over hysterectomy is a key advantage of the VersaPoint system. "I was in recovery for 2-3 hours," said Judy Bennett, a VersaPoint patient. "I was up and about that afternoon, I watered my plants, talked to friends and made dinner."

[Inserted here is a drawing of the uterus in which a microelectrode is inserted into the uterus and the uterine cavity is filled with sterile saline.]

1. INSERTION AND VAPORIZATION
THE MICROELECTRODE IS INSERTED VAGINALLY, THROUGH THE CERVIX, INTO THE UTERUS USING A HYSTEROSCOPE. THE UTERINE CAVITY IS FILLED WITH STERILE SALINE. VAPORIZATION OCCURS WHEN THE MICROELECTRODE IS ACTIVATED.

[Inserted here is a drawing of the vaporization process in which energy is delivered from the generator to the fibroid through the microelectrode.]


2.  VAPORIZATION

ENERGY IS DELIVERED FROM THE GENERATOR TO THE FIBROID THROUGH THE
MICROELECTRODE. IN THE VAPORIZATION MODE, THE GENERATOR CONTROLS THE CREATION OF A "VAPOR POCKET" OR BUBBLE, WHICH, UPON CONTACT WITH THE TISSUE, CAUSES VAPORIZATION OF THE FIBROID.

PRODUCTS FOR
------------------------------------------------
                   TODAY'S HEALTHCARE ENVIRONMENT

Today's managed care environment is based on a system of incentives which rewards lower cost, minimally invasive, safe alternative choices for patient treatment. "Managed care is a means of healthcare delivery which optimizes outcomes and the use of resources," says Robert London, M.D., Vice President for Clinical Affairs and Acting Chief Medical Officer, NYLcare. "Managed care is here to stay. It is an evolving form of healthcare delivery in the U.S. and is having a major impact in the way physicians practice as well as the quality of medicine."

In reviewing the treatment regimen for uterine disorders, hysterectomy stands out as a major challenge to reducing the overall cost of treatment. In fact, as the second most common major surgical procedure for women in the United States, hysterectomy cost the healthcare system an estimated $3 billion to $5 billion annually.

While physicians are seeking alternative therapies to recommend to their patients, patients are seeking alternatives to hysterectomy. The VersaPoint and ThermaChoice systems have been designed to provide women and physicians with minimally invasive cost-effective options.


[Inserted here is a photograph of Dr. Robert London, Vice President for Clinical Affairs and Acting Chief Medical Officer at NYLcare, and a Gynecare Medical Advisory Board Member.]

"MANAGED CARE IS AFFECTING EVERY ASPECT OF HOW OB/GYNS PRACTICE. ALL MEDICAL CARE PLANS ARE CLOSELY MONITORING WHAT INTERVENTIONS THE PHYSICIANS PERFORM, ESPECIALLY IN TERMS OF CESAREAN SECTION AND HYSTERECTOMY. IN TERMS OF GYNECOLOGICAL SURGERY, UP TO ONE-THIRD OF ALL HYSTERECTOMIES PERFORMED FOR DYSFUNCTIONAL UTERINE BLEEDING CAN BE AVOIDED BY THE USE OF ENDOMETRIAL ABLATION WITH A UTERINE BALLOON THERAPY SYSTEM."

               -- DR. ROBERT LONDON -- VICE PRESIDENT FOR CLINICAL AFFAIRS AND
                  ACTING CHIEF MEDICAL OFFICER AT NYLCARE,
                  GYNECARE MEDICAL ADVISORY BOARD MEMBER

                                  FINANCIAL OVERVIEW

SELECTED
---------------------------
           FINANCIAL DATA

                                                                                 FULL YEAR 1994
                                                            --------------------------------------------------------
                                                                                        UTERINE BALLOON THERAPY
                                                                                         BUSINESS OPERATIONS OF
                                                                 COMPANY                 ORIGIN MEDSYSTEMS, INC.
                                                            -----------------      ---------------------------------
                                                              MAR. 8, 1994
                               YEAR ENDED     YEAR ENDED    (DATE OF INCEPTION)    JAN. 1 1994 TO       YEAR ENDED
                              DEC. 31, 1996  DEC. 31, 1995   TO DEC. 31, 1994(1)   MAR. 7, 1994(1)   DEC. 31, 1993(1)
                              -------------  ------------   --------------------   ---------------  -----------------

STATEMENTS OF OPERATIONS DATA:

Revenues                       $   962,000    $  849,000      $   --                  $     --         $    --
Cost of goods sold               1,657,000       799,000          --                        --              --
                              -------------  ------------   --------------------   ---------------  -----------------
Gross profit/(loss)               (695,000)      50,000           --                        --              --
                              -------------  ------------   --------------------   ---------------  -----------------
Operating expenses:
   Research and development   $  5,025,000   $ 2,415,000       $ 1,354,000            $  122,000       $  883,000
   Selling, general and
     administrative              5,244,000     2,655,000           880,000                 7,000           97,000
                              -------------  ------------   --------------------   ---------------  -----------------
       Total operating
         expenses               10,269,000     5,070,000         2,234,000               129,000          980,000
                              -------------  ------------   --------------------   ---------------  -----------------
Loss from operations           (10,964,000)   (5,020,000)       (2,234,000)             (129,000)        (980,000)
Interest income, net               764,000       454,000           165,000                  --              --
                              -------------  ------------   --------------------   ---------------  -----------------
   Net loss                   $(10,200,000)  $(4,566,000)      $(2,069,000)           $ (129,000)        (980,000)
                              -------------  ------------   --------------------   ---------------  -----------------
Net loss per share            $      (1.24)  $     (1.87)      $     (1.25)           $   --           $    --
                              -------------  ------------   --------------------   ---------------  -----------------
Shares used in computing
  net loss per share             8,209,000     2,438,000         1,658,000                --                --

                                                                                        UTERINE BALLOON THERAPY
                                                                                        BUSINESS OPERATIONS OF
                                                                                        ORIGIN MEDSYSTEMS, INC.
                                      DEC. 31, 1996     DEC. 31, 1995   DEC. 31, 1994             DEC. 31, 1993
                                      -------------     -------------   --------------  -------------------------
BALANCE SHEET DATA:

Cash, cash equivalents and
  short-term investments                $ 13,071,000      $22,710,000     $4,106,000   $      --
Working capital                           12,800,000       23,016,000      3,648,000         (89,000)
Total assets                              18,398,000       28,271,000      6,495,000       2,000,000
Long-term debt                               458,000          458,000          --             --
Accumulated deficit                      (16,835,000)      (6,635,000)    (2,069,000)         --
Total stockholders' equity              $ 16,534,000      $26,308,000     $5,900,000          --
Origin's net investment                      --                --              --          1,911,000


--------------
(1) The periods beginning March 8, 1994 reflect data of Gynecare, Inc. The periods prior to and including March 7, 1994 reflect data of the Uterine Balloon Therapy Business Operations of Origin, all of the assets of which were acquired by Gynecare on March 8, 1994.

MANAGEMENT'S
---------------------------------------------------------
             DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS

This section and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the Company's Annual Report on Form 10-K, for the fiscal year ended December 31, 1996, filed with the Securities and Exchange Commission.

OVERVIEW

Gynecare, Inc. ("Gynecare" or the "Company") was incorporated and commenced business operations on March 8, 1994. The Company designs, develops, manufactures and markets minimally invasive medical devices for the treatment of uterine disorders. Gynecare's first product, the ThermaChoice Uterine Balloon Therapy system, is used to treat women who experience dysfunctional uterine bleeding, or menorrhagia. All rights to certain patents and confidential information developed by the original inventors of ThermaChoice were acquired by Gynecare from Origin Medsystems, Inc. ("Origin") on March 8, 1994 (the Company's date of inception). The ThermaChoice system is currently an investigational device in the United States and is approved for marketing in Canada and over 30 other countries worldwide. In October 1996, Gynecare completed the patient treatment phase of its U.S. clinical trials and is preparing to file a Pre-Market Approval ("PMA") application with the FDA in 1997.

Gynecare's second product, the VersaPoint Bipolar Electrosurgery system, was obtained in July 1995 through a license and OEM supply agreement with Gyrus Medical, Ltd. ("Gyrus"). The VersaPoint system is designed to treat women who have been diagnosed with benign uterine pathology such as fibroids, polyps, adhesions and divided septa. In November 1996, Gynecare received notification of 510(k) clearance from the FDA to market the VersaPoint system in the United States. The Company plans to begin marketing the system in the United States during 1997.

The Company has a limited history of operations and has experienced significant operating losses since inception. Operating losses are expected to continue for at least the next several years as the Company continues to expend substantial resources to fund clinical trials in support of regulatory and reimbursement approvals, research and development and expansion of marketing and sales activities.

The Company commenced commercial shipments of its ThermaChoice Uterine Balloon Therapy system in international markets in March 1995 and since then has sold this product primarily through a limited number of international distributors who resell to physicians and hospitals. Sales to distributors are made on open credit terms and may include volume purchase discounts and extended payment terms. Therefore, distributors may purchase several months of inventory at one time to take advantage of discounts and extended payment terms, which may result in a decrease of revenues recognized from sales to such distributors in future periods as such distributors sell inventory acquired in prior periods.

Future revenues and results of operations are expected to fluctuate significantly from quarter to quarter and will depend upon, among other factors, actions relating to regulatory and reimbursement matters, the extent to which the Company's products gain market acceptance, the rate at which the Company establishes its network of distributors and direct sales personnel in the U.S. and internationally, the timing and size of customer purchases, the progress of the Company's PMA application to the FDA for the ThermaChoice Uterine Balloon Therapy system, and competition.

OPERATING DATA

The following table combines 1994 data for the Uterine Balloon Therapy Business Operations of Origin (for the period from January 1, 1994 to March 7, 1994) and the Company (for the period from March 8, 1994 to December 31, 1994) in order to facilitate management's discussion of financial results. Certain costs and expenses presented in the statements of operations of the Uterine Balloon Therapy Business Operations of Origin represent allocations and management estimates. As a result, the statements of operations presented for periods prior to March 8, 1994 are not strictly comparable to those of subsequent periods and may not be indicative of the results of operations that would have been achieved had the Uterine Balloon Therapy Business Operations of Origin operated as a non-affiliated entity during such period.

                                         COMPANY         COMPANY       COMBINED
                                      YEAR ENDED      YEAR ENDED     YEAR ENDED
                                   DEC. 31, 1996   DEC. 31, 1995  DEC. 31, 1994
                                   -------------   -------------  -------------
Revenues                            $    962,000    $    849,000   $    --
Cost of goods sold                     1,657,000         799,000        --
                                   -------------   -------------  -------------
Gross profit/(loss)                     (695,000)         50,000        --
                                   -------------   -------------  -------------
Operating expenses:
  Research and development             5,025,000       2,415,000      1,476,000
  Selling, general and administrative  5,244,000       2,655,000        887,000
                                   -------------   -------------  -------------
     Total operating expenses         10,269,000       5,070,000      2,363,000
                                   -------------   -------------  -------------
Loss from operations                 (10,964,000)     (5,020,000)    (2,363,000)
Interest income, net                     764,000         454,000        165,000
                                   -------------   -------------  -------------
Net loss                            $(10,200,000)   $ (4,566,000)  $ (2,198,000)
                                   -------------   -------------  -------------
                                   -------------   -------------  -------------


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995.

Revenues for the year ended December 31, 1996 increased 13% to $962,000 from $849,000 in fiscal 1995. Substantially all of the revenues to-date have been generated from international sales of the ThermaChoice Uterine Balloon Therapy system. The increase in revenues from those in fiscal 1995 was primarily the result of the continued expansion of international sales of the ThermaChoice Uterine Balloon Therapy system.

Cost of goods sold increased 107% from $799,000 in fiscal 1995 to $1,657,000 in fiscal 1996. This increase was primarily the result of excess capacity incurred in the Company's new manufacturing facility in Menlo Park, California and the cost of non-revenue generating product shipped to support the Company's ongoing efforts to achieve third-party reimbursement in international markets.

The ThermaChoice controller and the VersaPoint system, including the generator and microelectrodes, are manufactured by contract manufacturers under OEM supply agreements. Gynecare currently manufactures the disposable balloon catheter component of the ThermaChoice Uterine Balloon Therapy system at its headquarters in Menlo Park, California. For the forseeable future, the Company expects that manufacturing start-up and overhead costs spread over low production volumes combined with the cost of using contract manufacturers to produce the ThermaChoice controller and VersaPoint system will continue to have an adverse effect on gross margins.

The Company's research and development expenses increased 108% from $2,415,000 in fiscal 1995 to $5,025,000 in fiscal 1996. This increase was principally due to the costs of the U.S. clinical trials of the ThermaChoice Uterine Balloon Therapy system, which began in January 1996, increased expenditures associated with the continuing development of the ThermaChoice Uterine Balloon Therapy system and the ongoing development of the VersaPoint system, including the costs of clinical studies and the submission for FDA clearance to market VersaPoint in the U.S. Such FDA clearance was received in November 1996.

The Company's selling, general and administrative expenses increased 98% from $2,655,000 in fiscal 1995 to $5,244,000 in fiscal 1996. This increase was primarily the result of Gynecare's increased investment in sales and marketing activities in 1996 focused on obtaining reimbursement in international markets and managing the international distributor network for its ThermaChoice Uterine Balloon Therapy system. Growth in the Company's sales and marketing, accounting and administrative staff from ten employees at December 31, 1995 to seventeen at December 31, 1996 further contributed to the increase in selling, general and administrative expenses. Selling, general and administrative expenses are expected to continue to increase in 1997. The time period during which these expenses are expected to continue to increase is a forward-looking statement involving risks and uncertainties, including the rate at which the Company establishes its sales and distribution network and the rate at which sales increase.


Net interest income increased 68% to $764,000 in fiscal 1996, from $454,000 in fiscal 1995. This increase was primarily the result of the increased level of cash and investments held by the Company compared to that held during fiscal 1995 as a result of the completion of the Company's initial public offering in November 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO COMBINED YEAR ENDED DECEMBER 31, 1994

Revenues for the year ended December 31, 1995 were $849,000. No revenues were recorded for the combined year ended December 31, 1994. All of the revenues during fiscal 1995 were generated from sales of the ThermaChoice Uterine Balloon Therapy system. For the year ended December 31, 1995, cost of goods sold was $799,000, resulting in gross profit of $50,000 and gross profit as a percentage of revenue of 6%.

The Company's research and development expenses increased to $2,415,000 for the year ended December 31, 1995 from $1,476,000 for the combined year ended December 31, 1994, primarily due to an increase in the research and development staff, an increase in expenditures associated with the continuing development of the ThermaChoice Uterine Balloon Therapy system, investigation into several other potential products licensed by the Company and increased cost of clinical trials.

The Company's selling, general and administrative expenses increased to $2,655,000 for the year ended December 31, 1995 from $887,000 for the combined period ended December 31, 1994. The increase was primarily the result of increases in sales and marketing, accounting and administrative staff, and increased marketing and sales activities associated with the international sales of the ThermaChoice Uterine Balloon Therapy system which commenced in March 1995.

Interest income increased to $454,000 for the year ended December 31, 1995 from $165,000 for the combined period ended December 31, 1994. The increase was primarily the result of the increased level of cash, cash equivalents and short-term investments held by the Company during 1995 compared to 1994 as a result of the sale of Preferred Stock of Gynecare to investors in May 1995 and the completion of the Company's initial public offering in November 1995.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company's cash expenditures have significantly exceeded its revenues, resulting in an accumulated deficit of $16,835,000 at December 31, 1996. The Company has funded its operations primarily through the private placements of equity securities aggregating $15,361,000 during 1994 and 1995, and the completion of its initial public offering in November 1995 which resulted in net proceeds of $15,223,000.

At December 31, 1996, the Company had cash, cash equivalents and short-term investments of $13,071,000. Cash used by the Company's operations was $8,994,000 and $5,738,000 for the years ended December 31, 1996 and 1995, respectively. Cash used in operations during fiscal 1996 was used primarily to fund the U.S. clinical trials, which began in January 1996, the expansion of marketing programs for the ThermaChoice Uterine Balloon Therapy system in international markets, the costs of clinical studies for obtaining reimbursement in international markets, the increasing levels of research and development of the ThermaChoice Uterine Balloon Therapy system, the costs related to the ongoing development, funding of clinical studies and obtaining FDA clearance for the VersaPoint system, and increased general and administrative expenses to support increased operations.

The Company's capital expenditures for the years ended December 31, 1996 and 1995 were $474,000 and $1,219,000, respectively. The decreased level of capital expenditures during 1996 was due primarily to the Company's establishment in a new facility in 1995 in which substantial resources were expended that year to prepare the facility for manufacturing activity.

During the first quarter of fiscal 1996, the Company exercised its option to extend its license and OEM supply agreement with Gyrus Medical, Ltd. for the VersaPoint technology to include the field of laparoscopy. A $400,000 deposit on this OEM supply agreement was made by the Company in March 1996. Additional deposits of up to $600,000 in the aggregate will be due over the next 12 to 24 months.

At December 31, 1996, the Company had outstanding borrowings totaling $749,000 under two secured credit facilities. Borrowings bear interest at the bank's prime rate plus 1.25%-1.50% per annum, are required to be repaid in monthly installments over 30 months, and are secured by a pledge of all of the Company's equipment and fixtures.

The Company believes that its cash, cash equivalents and short-term investments together with interest thereon will be sufficient to fund its operations and capital requirements through December 31, 1997. The estimate of this time period is a forward-looking statement involving risks and uncertainties, including the timing of FDA approval of the ThermaChoice Uterine Balloon Therapy system and demand for and market acceptance of the Company's products, the progress of the Company's clinical research and product development programs, the receipt of and the time required to obtain regulatory clearances and approvals, the resources the Company devotes to developing, manufacturing and marketing its products, the resources required to hire and develop a direct sales force in the United States, the resources required to expand manufacturing capacity and facilities requirements, the costs of obtaining reimbursement for use of the Company's ThermaChoice Uterine Balloon Therapy and VersaPoint systems in new and existing markets, and other factors. As such, there can be no assurance that the Company will not require additional financing prior to the end of 1997 and, therefore, may be required to seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital prior to such time. Additional funding may not be available when needed or on terms acceptable to the Company, which would have a material adverse effect on the Company's business, financial condition and results of operations.

REPORT OF
-----------------------------------------
                  INDEPENDENT ACCOUNTANTS




To the Board of Directors
Gynecare, Inc.

We have audited the accompanying balance sheets of Gynecare, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996 and 1995 and the period from March 8, 1994 (Date of Inception) through December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gynecare, Inc. as of December 31, 1996 and 1995, and the results of operations and its cash flows for the years ended December 31, 1996 and 1995 and the period from March 8, 1994 (Date of Inception) through December 31, 1994, in conformity with generally accepted accounting principles.

                                                  COOPERS & LYBRAND L.L.P.

San Jose, California
January 22, 1997

GYNECARE, INC.
--------------------------------------
                      BALANCE SHEETS


                                      DECEMBER 31, 1996     DECEMBER 31, 1995
                                      -----------------     -----------------
ASSETS
Current assets:
  Cash and cash equivalents                 $ 3,823,000           $22,330,000
  Short-term investments                      9,248,000               380,000
  Accounts receivable, net of allowance
   for doubtful accounts of
   $151,000 and $90,000 at
   December 31, 1996 and 1995, respectively     457,000               433,000
  Inventories                                   424,000             1,034,000
  Prepaids and other current assets             254,000               344,000
                                      -----------------     -----------------
     Total current assets                    14,206,000            24,521,000
Property and equipment, net                   1,419,000             1,205,000
Prepaid royalties                             1,900,000             1,951,000
Other assets, net                               873,000               594,000
                                      -----------------     -----------------
     Total assets                          $ 18,398,000           $28,271,000
                                      -----------------     -----------------

LIABILITIES
Current liabilities:
  Accounts payable                         $    481,000           $   881,000
  Amount due to related party                      --                  60,000
  Accrued expenses                              634,000               294,000
  Current portion of long-term debt             291,000               270,000
                                      -----------------     -----------------
     Total current liabilities                1,406,000             1,505,000
Long-term debt, net of current portion          458,000               458,000
                                      -----------------     -----------------
     Total liabilities                        1,864,000             1,963,000
                                      -----------------     -----------------
Commitments (Notes 6, 7 and 8)

STOCKHOLDER'S EQUITY
Common stock, $0.001 par value
  Authorized: 30,000,000 at December 31,
   1996 and 1995; Issued and outstanding:
   8,297,000 and 8,154,000 at December 31,
   1996 and 1995, respectively                    8,000                 8,000
Additional paid-in-capital                   33,748,000            33,501,000
Deferred compensation                          (387,000)             (566,000)
Accumulated deficit                         (16,835,000)           (6,635,000)
                                      -----------------     -----------------
     Total stockholders' equity              16,534,000            26,308,000
                                      -----------------     -----------------
       Total liabilities and
        stockholders' equity                $18,398,000           $28,271,000
                                      -----------------     -----------------
                                      -----------------     -----------------




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

GYNECARE, INC.
----------------------------------------
                STATEMENTS OF OPERATIONS


                                                                    FOR THE PERIOD
                                                                    FROM MAR. 8, 1994
                                       YEAR ENDED     YEAR ENDED    (DATE OF INCEPTION)
                                    DEC. 31, 1996   DEC. 31, 1995   TO DEC. 31, 1994
                                    -------------   -------------   ------------------
Revenues                             $    962,000   $    849,000       $    --
Cost of goods sold                      1,657,000        799,000            --
                                    -------------   -------------   ------------------
    Gross profit/(loss)                  (695,000)        50,000            --
                                    -------------   -------------   ------------------
Operating expenses:
   Research and development             5,025,000      2,415,000         1,354,000
   Selling, general and administrative  5,244,000      2,655,000           880,000
                                    -------------   -------------   ------------------
     Total operating expenses          10,269,000      5,070,000         2,234,000
                                    -------------   -------------   ------------------
Loss from operations                  (10,964,000)    (5,020,000)       (2,234,000)
Interest income, net                      764,000        454,000           165,000
                                    -------------   -------------   ------------------
Net loss                            $(10,200,000)   $(4,566,000)      $(2,069,000)
                                    -------------   -------------   ------------------
Net loss per share                  $      (1.24)   $     (1.87)      $     (1.25)
                                    -------------   -------------   ------------------
Shares used in computing net
  loss per share                       8,209,000       2,438,000        1,658,000
                                    -------------   -------------   ------------------
                                    -------------   -------------   ------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

GYNECARE, INC.
-------------------------------------------------
               STATEMENTS OF STOCKHOLDER'S EQUITY

                                             SERIES A CONVERTIBLE               SERIES B CONVERTIBLE    SERIES C CONVERTIBLE
                                              PREFERRED STOCK                     PREFERRED STOCK        PREFERRED STOCK
                                             SHARES       AMOUNT                SHARES       AMOUNT     SHARES       AMOUNT
                                          -----------   -----------            ---------   -----------   ----------   ----------
Issuance of Series A Convertible
  Preferred Stock during March 1994
  in exchange for prepaid royalties         3,289,000   $ 2,000,000              --             --            --            --

Issuance of Series B Convertible
  Preferred Stock during March 1994,
  net of issuance costs of $31,000              --          --                 1,579,000    $5,969,000       --            --

Net loss                                        --          --                  --              --           --            --
                                          -----------   -----------            ---------   -----------   ----------   ----------
Balances, December 31, 1994                 3,289,000     2,000,000            1,579,000     5,969,000       --            --

Issuance of Series C Convertible
  Preferred Stock during May and
  August 1995, net of issuance
  costs of $31,000                              --         --                   --              --         1,184,000   $9,392,000

Issuance of Common Stock upon
  exercise of stock options                     --         --                   --              --            --            --

Conversion of Series A, Series B and
  Series C Convertible Preferred Stock to
  Common Stock in initial public offering  (3,289,000)   (2,000,000)          (1,579,000)   (5,969,000)   (1,184,000)  (9,392,000)

Issuance of Common Stock in initial
  public offering, net of issuance
  costs of $589,000                            --         --                    --              --            --            --

Deferred compensation related
  to grants of stock options                   --         --                    --              --            --            --

Amortization of deferred compensation          --         --                    --              --            --            --

Net loss                                       --         --                    --              --            --            --
                                          -----------   -----------            ---------   -----------   ----------   ----------

Balances, December 31, 1995                    --         --                    --              --            --            --

Issuance of Common Stock
  upon exercise of stock options               --         --                    --              --            --            --

Issuance of Common Stock
  under Employee Stock Purchase Plan           --         --                    --              --            --            --

Amortization of deferred compensation          --         --                    --              --            --            --

Cancellation of deferred compensation          --         --                    --              --            --            --

Repurchase of common stock                     --         --                    --              --            --            --

Stock-based compensation expense               --         --                    --              --            --            --

Net loss                                       --         --                    --              --            --            --
                                          -----------   -----------            ---------   -----------   ----------   ----------

Balances, December 31, 1996                    --         --                    --              --            --            --
                                          -----------   -----------            ---------   -----------   ----------   ----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



       COMMON STOCK
      SHARES       AMOUNT       ADDITIONAL PAID-IN CAPITAL   DEFERRED COMPENSATION   ACCUMULATED DEFICIT       TOTAL
    ---------    ----------     -------------------------    ---------------------   -------------------    -------------

       --           --                   --                        --                       --              $ 2,000,000

       --           --                   --                        --                       --                5,969,000

       --           --                   --                        --                  $(2,069,000)          (2,069,000)
    ---------    ----------     -------------------------    ---------------------   -------------------    -------------

       --           --                   --                        --                   (2,069,000)           5,900,000

       --           --                   --                        --                        --               9,392,000

     402,000        --               $   263,000                   --                        --                 263,000

   6,052,000     $6,000               17,355,000                   --                        --                  --

   1,700,000      2,000               15,221,000                   --                         --             15,223,000

      --           --                    662,000               $ (662,000)                   --                  --

      --           --                    --                        96,000                    --                  96,000

      --           --                    --                        --                   (4,566,000)          (4,566,000)
    ---------    ----------     -------------------------    ---------------------   -------------------    -------------

   8,154,000      8,000               33,501,000                 (566,000)              (6,635,000)          26,308,000

     137,000       --                     54,000                   --                        --                  54,000

      27,000       --                    162,000                   --                        --                 162,000

      --           --                    --                       162,000                    --                 162,000

      --           --                    (17,000)                  17,000                    --                  --

     (21,000)      --                     (8,000)                  --                        --                  (8,000)

      --           --                     56,000                   --                        --                  56,000

      --           --                    --                        --                  (10,200,000)         (10,200,000)
    ---------    ----------     -------------------------    ---------------------   -------------------    -------------
   8,297,000    $8,000               $33,748,000               $ (387,000)            $(16,835,000)        $ 16,534,000
    ---------    ----------     -------------------------    ---------------------   -------------------    -------------


GYNECARE, INC.
----------------------------------------------------
                         STATEMENTS OF CASH FLOWS



                                                                                         FOR THE PERIOD FROM
                                                     YEAR ENDED  DECEMBER 31,                  MAR.  8, 1994
                                                    ------------------------------    (DATE OF INCEPTION) TO
                                                        1996               1995                DEC. 31, 1994
                                                    -------------     -------------   ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                            $(10,200,000)      $ (4,566,000)     $   (2,069,000)
Adjustments to reconcile net loss to net cash used in
  operating activities:
Depreciation and amortization                            466,000            182,000             19,000
Amortization of deferred compensation                    162,000             96,000              --
Compensation expense for issuance of stock options
  to outside consultants                                  56,000               --                --
Provision for doubtful accounts                           61,000             90,000              --

CHANGES IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable                                      (85,000)          (523,000)             --
Inventories                                              559,000           (974,000)           (60,000)
Prepaids and other current assets                         90,000            (34,000)           (77,000)
Other assets                                              17,000           (649,000)            (6,000)
Accounts payable                                        (460,000)           641,000            300,000
Accrued expenses                                         340,000             (1,000)           294,000
                                                    -------------     -------------   ----------------------
Net cash used in operating activities                 (8,994,000)        (5,738,000)        (1,599,000)
                                                    -------------     -------------   ----------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment                   (474,000)        (1,219,000)           (64,000)
Acquisition of patent rights and related
 technical information                                     --               (45,000)          (200,000)
Deposit on OEM supply agreement                         (400,000)             --                 --
Purchases of short-term investments                  (20,575,000)          (380,000)             --
Maturities of short-term investments                  11,707,000              --                 --
                                                    -------------     -------------   ----------------------
Net cash used in investing activities                 (9,742,000)        (1,644,000)          (264,000)
                                                    -------------     -------------   ----------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of Preferred Stock,
 net of issuance costs                                    --              9,392,000          5,969,000
Proceeds from issuance of Common Stock in
 initial public offering, net of issuance costs           --             15,223,000             --
Proceeds from issuance of Common Stock upon exercise
  of stock options and pursuant to the 1995
  Employee Stock Purchase Plan                           216,000            263,000             --
Repurchase of unvested shares upon employee termination   (8,000)            --                 --
Proceeds from issuance of debt                           312,000            728,000             --
Payments on debt                                        (291,000)            --                 --
                                                    -------------     -------------   ----------------------
Net cash provided by financing activities                229,000         25,606,000          5,969,000
                                                    -------------     -------------   ----------------------
Increase (decrease) in cash and cash
  equivalents                                        (18,507,000)        18,224,000          4,106,000
Cash and cash equivalents at beginning of period      22,330,000          4,106,000             --
                                                    -------------     -------------   ----------------------
Cash and cash equivalents at end of period          $  3,823,000     $   22,330,000        $ 4,106,000
                                                    -------------     -------------   ----------------------
                                                    -------------     -------------   ----------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Issuance of Preferred Stock in exchange for
   assignment of prepaid royalties                      --                   --            $ 2,000,000
                                                    -------------     -------------   ----------------------
  Interest paid during the period                    $   75,000       $      26,000             --
                                                    -------------     -------------   ----------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

GYNECARE, INC.
----------------------------------------------------
                      NOTES TO FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS OF THE COMPANY:

Gynecare, Inc. ("Gynecare" or the "Company") was incorporated in California and commenced business operations on March 8, 1994. The Company designs, develops, manufactures and markets minimally invasive medical devices for the treatment of uterine disorders. Gynecare's first product, the ThermaChoice Uterine Balloon Therapy system, is used to treat women experiencing dysfunctional uterine bleeding, ("menorrhagia"). The Company began shipping this product to customers in March 1995, at which time it emerged from the development stage. Gynecare's second product, the VersaPoint Bipolar Electrosurgery system for the removal of fibroids growing within the uterus, was cleared for marketing in the United States in November 1996. The Company plans to begin marketing the VersaPoint system in the United States in 1997.

The Company's disposable balloon catheter is currently manufactured in-house at the Company's facility in Menlo Park, California. Although most of the components of the disposable balloon catheter are available from more than one vendor, certain of the components used in manufacturing the disposable balloon catheter have relatively few alternative sources of supply and establishing additional or replacement suppliers for such components cannot be accomplished quickly.

Effective November 20, 1995, the Company was reincorporated in Delaware and each share of each class and series of stock of the predecessor Company was exchanged for one share of each identical class and series of stock of the Delaware successor Company having a par value of $0.001 per share for both Common Stock and Preferred Stock.

Effective November 22, 1995, the Company completed an initial public offering of 1,700,000 shares of Common Stock at a price of $10.00 per share, raising net proceeds of $15,223,000. Each share of the Company's outstanding Convertible Preferred Stock was converted to a share of Common Stock during the initial public offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

STOCK SPLIT:

On October 6, 1995, in connection with the Company's initial public offering, the Company effected a 1-for-1.9 reverse Common Stock split and a corresponding change in the Preferred Stock conversion ratios. All Common Stock data in the accompanying financial statements has been retroactively adjusted to reflect the reverse stock split.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:

All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents. The Company accounts for investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS
No. 115), whereby investments that are deemed by management to be held-to-maturity are reported at amortized cost. All investments as of December 31, 1996, which consist entirely of U.S. Treasury notes, are classified as held-to-maturity and are carried at amortized cost, which approximates fair market value.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

Carrying amounts of certain of the Company's financial instruments including cash, cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of debt obligations approximates fair value.

CONCENTRATION OF CREDIT RISK:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term investments and operations in one industry segment. Substantially all cash, cash equivalents and short-term investments are maintained with one financial institution in the United States. Deposits in this bank may exceed the amount of insurance provided on such deposits. Generally, these investments may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company has no operations outside of the United States and operates in one industry segment. Two customers accounted for approximately 14% and 13% of sales and three customers each accounted for 10% of sales in 1996. Four customers accounted for 12%, 11%, 11% and 10% of sales in 1995. The Company currently markets and sells all of its product internationally to distributors in 22 countries. The Company performs ongoing credit evaluations of its customers and provides an allowance for expected losses, but has not experienced significant losses to date.

PREPAID ROYALTIES:

Prepaid royalties are generally expensed as a percentage of the related net licensed product sales as determined by specific calculations included in the royalty agreement.

INVENTORY:

Inventory is valued at the lower of cost (determined on a first in, first out basis) or market.

PROPERTY AND EQUIPMENT:

Property and equipment is recorded at cost and is depreciated on a straight-line basis over estimated lives of 18 to 60 months. Amortization of leasehold improvements is computed using the shorter of the remaining term of the Company's facilities lease or the estimated useful lives of the improvements. Maintenance and repairs are charged to operations as incurred.

REVENUE RECOGNITION:

Revenue is generally recognized upon shipment of product to the customer, net of allowances for discounts and estimated returns which are also provided at the time of shipment.

NET LOSS PER SHARE:

Net loss per share is computed using the weighted average number of shares of Common Stock outstanding during the year. Common equivalent shares include Common Stock issuable upon conversion of the Company's Series A, B and C Convertible Preferred Stock using the as-if-converted method and the exercise of stock options using the treasury stock method unless anti-dilutive. Pursuant to the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common and common equivalent shares issued at prices below the public offering price during the twelve months immediately preceding the initial filing date have been included in the calculation as if they were outstanding for all periods prior to the initial filing date (using the treasury stock method and the anticipated initial public offering price).

INCOME TAXES:

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS:

Certain reclassifications have been made to the 1995 financial statements to conform to the December 31, 1996 presentation. Such reclassifications had no effect on the results of operations or accumulated deficit.

3. INVENTORIES:

                            DECEMBER 31, 1996  DECEMBER 31, 1995
                            -----------------  -----------------
Inventories comprise:

Raw materials                        $121,000         $  194,000
Work-in-process                       105,000            462,000
Finished goods                        198,000            378,000
                            -----------------  -----------------
                                     $424,000         $1,034,000
                            -----------------  -----------------
                            -----------------  -----------------

4. PROPERTY AND EQUIPMENT:
                                         DECEMBER 31, 1996    DECEMBER 31, 1995
                                         -----------------    -----------------
Property and equipment comprise:
Furniture, fixtures and office equipment       $   632,000          $  295,000
Computer equipment                                 415,000             335,000
Production equipment                               140,000             105,000
Leasehold improvements                             640,000             547,000
                                         -----------------    -----------------
                                                 1,827,000           1,282,000
                                         -----------------    -----------------
Less accumulated depreciation                     (408,000)            (77,000)
                                         -----------------    -----------------
                                               $ 1,419,000          $1,205,000
                                         -----------------    -----------------
                                         -----------------    -----------------
5. ACCRUED EXPENSES:

Accrued expenses comprise:
Accrued payroll and related benefits           $    96,000           $  132,000
Accrued legal fees                                  47,000               97,000
Accrued royalties                                  175,000                 --
Deferred insurance                                 165,000                 --
Other accrued expenses                             151,000               65,000
                                         -----------------    -----------------
                                                $  634,000           $  294,000
                                         -----------------    -----------------
                                         -----------------    -----------------

6. NOTES PAYABLE:

In July 1995, the Company obtained a $750,000 secured credit facility under a note payable. At December 31, 1996, the Company had borrowings outstanding of $437,000 under this facility. Borrowings bear interest at the bank's prime rate plus 1.5% per annum (9.75% at December 31, 1996).

In December 1996, the Company obtained another secured credit facility under a $600,000 note payable. At December 31, 1996, borrowings outstanding under this facility total $312,000 and bear interest at the bank's prime rate plus 1.25% per annum (9.5% at December 31, 1996). The amount of unused line of credit of $288,000 is available for drawdowns through December 1997.

Borrowings under both credit facilities are collateralized by all of the Company's equipment and fixtures and are required to be repaid in monthly installments over 30 months. The facilities require the Company to maintain certain financial ratios and covenants including maintenance of minimum working capital, limitations on changes in capital structure and the restriction of dividend payments. At December 31, 1996, the Company was in compliance with all covenants.

AT DECEMBER 31, 1996, PRINCIPAL PAYMENTS DUE UNDER BOTH FACILITIES ARE AS
FOLLOWS:

          FISCAL YEAR:

               1997            $291,000
               1998             235,000
               1999              89,000
               2000              89,000
               2001              45,000
                               --------
               Total payments  $749,000
                               --------
                               --------


7. ROYALTY AND LICENSE FEE COMMITMENTS:

On March 8, 1994, 3,289,000 shares of the Company's Series A Preferred Stock were issued to Origin Medsystems, Inc. ("Origin"), a subsidiary of Guidant Corporation ("Guidant"). In exchange for these shares, Origin assigned rights to a license agreement relating to the ThermaChoice Uterine Balloon Therapy system, assigned rights to prepaid royalties of $2,000,000 and contributed certain assets which were assigned no value. As part of the agreement, Gynecare also assumed approximately $285,000 in purchase order commitments which were paid in full by December 31, 1994.

Under the license agreement acquired from Origin, the Company will be required to pay a royalty percentage of net sales for all licensed products to the original inventors of the technology. Royalties are payable each year for the ten years following written FDA approval with respect to certain products. With respect to other products, royalties are payable until certain rights expire. Royalties are calculated based on a formula defined in the license agreement, subject to minimum amounts and are first applied to the prepaid royalties of $2,000,000. At December 31, 1996, approximately $100,000 has been applied against the prepaid royalty. Minimum royalties of $100,000 and $150,000 are required in January 1997 and 1998, respectively, and $200,000 is required each January thereafter. Additional royalty payments will not be due and payable until aggregate royalty payments exceed $2,000,000. The agreement will remain in effect in perpetuity unless the Company defaults on its obligations or provides the original inventors with a notice of termination.

In December 1994, the Company entered into a license agreement with an unrelated party to acquire certain patent rights and related technical information. The agreement requires the Company to pay license fees of up to $500,000 and a royalty on all sales of products containing patented technology. An initial payment of $200,000 was made upon signing of the agreement. An additional $175,000 was paid in January 1997. The balance will be due only upon successful completion of several milestones as defined in the agreement. All payments made to-date constitute prepayment of royalties under the agreement.

Additionally, in July 1995, the Company entered into an exclusive royalty-free license for certain pending patent applications and a supply and development agreement. The agreement requires the Company to make a non-refundable purchase deposit of approximately $400,000 payable in installments upon the completion of certain milestones. The Company paid all of the non-refundable purchase deposit in 1995. The agreement also requires the Company to purchase quantities of products based upon a rolling forecast.

In October 1995, the Company entered into an agreement with Origin to acquire all rights, title and interest in a related U.S. patent. The agreement requires the Company to pay a royalty on all sales of products containing the patented technology. An initial payment of $45,000 was made upon signing of the agreement.

In March 1996, the Company entered into an agreement to extend the license acquired in July 1995 to include the field of laparoscopy. The agreement required the Company to make a non-refundable purchase deposit of $400,000 in March 1996. Additional deposits of up to an aggregate of $600,000 will be due over the next 12 to 24 months.

8. COMMITMENTS:

LEASE COMMITMENT:

The Company leases its facilities under an operating lease with a seven-year term. Under the terms of the lease, the Company is also responsible for taxes, insurance and utilities and must maintain a letter of credit for $380,000, which is collateralized by a certificate of deposit. The Company has an option to extend the lease for an additional three-year term.

THE MINIMUM FUTURE ANNUAL RENTAL PAYMENTS AS OF DECEMBER 31, 1996 UNDER THE LEASE ARE AS FOLLOWS:

                        FISCAL YEAR:
                        1997                          $  241,000
                        1998                             246,000
                        1999                             252,000
                        2000                             258,000
                        2001                             264,000
                        Thereafter                       224,000
                                                      ----------
                        Total minimum lease payments  $1,485,000
                                                      ----------
                                                      ----------

Rent expense was $242,000, $139,000 and $17,000 for the years ended December 31, 1996 and 1995, and for the period from March 8, 1994 (Date of Inception) to December 31, 1994, respectively.

9. STOCKHOLDERS' EQUITY:

FIXED STOCK OPTION PLANS

The Company has two fixed option plans. Under the 1994 Stock Plan (the Plan), the Company may grant both incentive stock options ("ISOs") and nonqualified stock options ("NSOs") to employees and consultants. All NSOs allow for the purchase of Common Stock at prices not less than 85% of the fair market value as determined by the Board of Directors on the date of grant. ISOs allow for the purchase of Common Stock at prices not less than 100% of the fair market value as determined by the Board of Directors on the date of grant. If, at the time the Company grants an option, the optionee owns more than 10% of the total combined voting power of all the classes of stock of the Company, the option price shall be at least 110% of the fair value and the term of the option shall be five years from the date of grant. All options granted before December 1995 are exercisable immediately. During December 1995, the Company amended its option agreement such that only vested options are exercisable. All options must be exercised within ten years from the date of grant. Options vest as determined by the Board of Directors, generally over four years. In the event options are exercised prior to vesting upon termination of service, the Company has the right to repurchase the unvested shares of Common Stock at the original issuance price. Shares are released from this repurchase restriction over periods consistent with the original options' vesting period. At December 31, 1996, 181,446 shares were subject to repurchase.

Under the 1995 Director Option Plan (the Director Plan), the Company automatically grants to non-employee directors non-statutory stock options to purchase Common Stock at the fair market value on the date of grant, which is the first business day of January each fiscal year except for the first grant to any newly elected director. Each current director receives an option for 2,500 shares annually. Each newly elected director receives an initial option on the date of his or her appointment or election for 10,000 shares. The initial grant will vest on a cumulative monthly basis over a three-year period, and each subsequent grant will vest on a cumulative monthly basis over one year. The options expire ten years after the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995:

Risk-free Interest Rates                  6.20%
Expected Life                        2.42 years
Volatility                               51.8%
Dividend Yield                              --

A summary of the status of the Company's two fixed stock option plans as of December 31, 1996, 1995 and 1994 and changes during the periods ending on those dates are as follows:

                                                         1996                        1995                        1994
                                              WEIGHTED AVERAGE           WEIGHTED AVERAGE              WEIGHTED AVERAGE
FIXED OPTIONS                        SHARES     EXERCISE PRICE    SHARES    EXERCISE PRICE    SHARES     EXERCISE PRICE
---------------                    --------   ----------------  -------- -----------------   --------  ----------------
Outstanding at beginning of year    415,032         $    0.821   373,953        $ 0.380          --           --

Granted                             183,700         $    7.786   444,395        $ 1.044      373,953       $ 0.380

Exercised                         (137,210)         $    0.394  (402,000)       $ 1.069          --           --

Forfeited                         (102,144)         $    1.210    (1,316)       $ 0.380          --
--------------                     --------   ----------------  -------- -----------------   --------  ----------------

Outstanding at end of year          359,378         $    4.435   415,032        $ 0.821      373,953       $ 0.380

Options exercisable at year-end     200,646         $    2.318   401,954        $ 0.610      373,953       $ 0.380

Weighted-average fair value
of options granted during the year  $ 2.877                      $0.379

Shares available for grant          285,623                     367,179                      152,363


THE FOLLOWING TABLE SUMMARIZES INFORMATION ABOUT FIXED STOCK OPTIONS OUTSTANDING AT DECEMBER 31, 1996:


                              OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                    ------------------------------------------------------------- -------------------
                         NUMBER   WEIGHTED AVERAGE  WEIGHTED AVERAGE       NUMBER    WEIGHTED AVERAGE
RANGE OF            OUTSTANDING          REMAINING          EXERCISE  EXERCISABLE            EXERCISE
EXERCISE PRICES     AT 12/31/96   CONTRACTUAL LIFE             PRICE  AT 12/31/96              PRICE
---------------     -----------   ----------------  ----------------  -----------  ------------------
$0.380 - $ 1.900        173,264        8.28 years           $  0.891      173,264     $  0.891
$5.375 - $ 7.375         99,614        9.70 years           $  6.018       13,113     $  6.012
$8.500 - $10.125         86,500        9.22 years           $  9.709       28,677     $  9.250
---------------     -----------   ----------------  ----------------  -----------  ------------------
$0.380 - $10.125        359,378        8.90 years           $  4.435      215,054     $  2.318


Through December 31, 1995, stock options were issued to certain employees and consultants at prices below fair market value. Deferred compensation, representing the difference between the exercise price and fair market value of the Company's Common Stock at the date of grant of the stock options, totaled $662,000 at December 31, 1995 and was recorded as deferred compensation and a component of stockholders' equity. Of this amount, $162,000 and $96,000 has been amortized and recognized as expense during fiscal 1996 and 1995, respectively. The remaining amount of $387,000 will be amortized as the shares and options vest, generally over a four-year period.

1995 EMPLOYEE STOCK PURCHASE PLAN:

The Company has authorized 150,000 shares of Common Stock for issuance under the 1995 Employee Stock Purchase Plan (the Purchase Plan). Qualified employees may elect to have a certain percentage (not to exceed 15%) of their salary withheld pursuant to the Purchase Plan. The salary withheld is then used to purchase shares of the Company's Common Stock at a price equal to 85% of the market value of the stock at the beginning or ending of a six-month offering period, whichever is lower. Under this plan, 27,000 shares were issued during fiscal 1996, representing approximately $162,000 in employee contributions.

Fair value for the purchase rights issued under the Company's Employee Stock Purchase Plan is determined under the Black-Scholes valuation model using the following assumptions for 1996:

Risk-free Interest Rates       5.46%
Expected Life               6 months
Volatility                     51.8%
Dividend Yield                   --

The weighted average fair value of those purchase rights granted in 1996 was $2.036.

The Company has adopted the disclosure only provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation." Accordingly, no compensation cost has been recognized for the Company's Stock Plans. Had compensation cost for the Stock Plans been determined based on the fair value at the grant date for awards in 1996 and 1995, consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share for the years ended December 31, 1996 and 1995 would have increased as follows:

                                     1996          1995
                                -----------     ----------
Net loss-as reported            $10,200,000     $4,566,000
                                -----------     ----------
Net loss-pro forma              $10,392,000     $4,577,000
                                -----------     ----------
Net loss per share-as reported  $      1.24     $     1.87
                                -----------     ----------
Net loss per share-pro forma    $      1.27     $     1.88
                                -----------     ----------

At December 31, 1996, the Company has reserved the following shares of authorized but unissued Common Stock:

   1994 Stock Plan                         645,001
   1995 Employee Stock Purchase Plan       123,427
   1995 Director Option Plan               100,000
                                           -------
                                           868,428
                                           -------
                                           -------

The above pro forma effects on income may not be representative of the effects on net income for future years as option grants typically vest over several years and additional options are generally granted each year.

11. EMPLOYEE BENEFIT PLAN:

During 1994, the Company established a Retirement Savings and Investment Plan (the Plan) under which employees may defer a portion of their salary up to the maximum allowed under IRS rules. The Company has the discretion to make contributions to the Plan. To date, no Company contributions have been made to the Plan.

12. INCOME TAXES:

At December 31, 1996 and 1995, the Company had federal and state net operating loss carryforwards of approximately $14,930,000 and $4,694,000, respectively, available to offset future regular and alternative minimum taxable income. The Company's federal and state net operating loss carryforwards begin to expire in 2009 and 2002, respectively, if not utilized. The Company's research and development tax credit carryforwards begin to expire in 2009 if not utilized.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

The tax effects of temporary differences which give rise to deferred tax assets are as follows:
                                        DECEMBER 31,        DECEMBER 31,
                                                1996              1995
                                        ------------        ------------
Capitalized start-up costs              $   339,000         $  843,000
Research and development credit             223,000             98,000
Net operating loss carryforwards          5,993,000          1,884,000
Allowances and reserves                     196,000             88,000
Purchased technology                         87,000             83,000
Other                                        43,000            159,000
                                        ------------        ------------
Total deferred tax assets                 6,881,000          3,155,000
Less valuation allowance                 (6,881,000)        (3,155,000)
                                        ------------        ------------
Net deferred tax asset                 $       --           $    --
                                        ------------        ------------
                                        ------------        ------------
13. RELATED PARTY TRANSACTIONS:

During the period from March 8, 1994 (Date of Inception) through December 31, 1994, the Company, acting with the approval of the Board of Directors, entered into a management services agreement with Origin. Under this agreement, management and administrative services and office and research and development space were provided by Origin. For the years ended December 31, 1996 and 1995 and the period from March 8, 1994 (Date of Inception) to December 31, 1994, the Company remitted approximately $76,000, $1,089,000 and $1,122,000, respectively, to Origin. The balance owed by the Company to Origin at December 31, 1996, 1995 and 1994 was none, $60,000 and $245,000, respectively. On January 1, 1995, Origin and Gynecare entered together into a Supply Agreement under which Origin manufactured the Company's disposable balloon catheter. For the year ended December 31, 1995, the Company paid Origin approximately $410,000 for the product supplied under the agreement. This agreement was terminated in December 1995 as the Company began manufacturing its disposable balloon catheter in its new facility. In addition, in June 1995 the Company and Origin Canada entered into an agreement whereby Origin Canada obtained exclusive rights to market Gynecare's products in Canada. Sales under this agreement for the years ended December 31, 1996 and 1995 were $119,000 and $90,000, respectively, with a corresponding related party receivable of $39,000 and $7,000 included in accounts receivable at December 31, 1996 and 1995, respectively.

CORPORATE
----------------------------
                    DIRECTORY

BOARD OF DIRECTORS

Elizabeth B. Connell, M.D.
PROFESSOR, GYNECOLOGY AND OBSTETRICS
EMORY UNIVERSITY SCHOOL OF MEDICINE

David L Douglass
GENERAL PARTNER
DELPHI VENTURES

A. Grant Heidrich
GENERAL PARTNER
MAYFIELD FUND

Alan Levy, Ph.D.
PRESIDENT AND CHIEF EXECUTIVE OFFICER
HEARTSTREAM, INC.

Mary Lake Polan, M.D., Ph.D.
CHAIRPERSON, DEPARTMENT OF
GYNECOLOGY AND OBSTETRICS
STANFORD UNIVERSITY SCHOOL OF MEDICINE

F. Thomas Watkins, III
VICE PRESIDENT, GUIDANT CORPORATION
PRESIDENT, MINIMALLY INVASIVE SYSTEMS GROUP

OFFICERS

A. Lad Burgin, Ph.D.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Steve Adams
VICE PRESIDENT OF SALES

Malcolm M. Farnsworth, Jr.
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Augustine Y. Lien
VICE PRESIDENT OF OPERATIONS

Milton B. McColl, M.D.
VICE PRESIDENT AND MEDICAL DIRECTOR

Vahid Saadat
VICE PRESIDENT OF RESEARCH AND DEVELOPMENT

PRICE RANGE OF COMMON STOCK
The following table sets forth the range of the high and low prices by quarter as reported by the NASDAQ National Market System since November 22, 1995, the date the Common Stock commenced trading.

                                                    HIGH      LOW
------------------------------------------------------------------
1995: Fourth Quarter (from November 22, 1995)     $ 10.25  $ 6.25
1996: First Quarter                                 11.25    7.63
1996: Second Quarter                                10.25    7.75
1996: Third Quarter                                  7.50    3.50
1996: Fourth Quarter                                 9.06    5.38
1997: First Quarter (through March 12, 1997)         8.12    6.69
------------------------------------------------------------------

CORPORATE HEADQUARTERS
Gynecare, Inc.
235 Constitution Drive
Menlo Park, CA 94025
(415) 614-2500
www.gynecare.com

LEGAL COUNSEL
Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

INDEPENDENT PUBLIC
ACCOUNTANTS
Coopers & Lybrand LLP
Ten Almaden Boulevard, Suite 1600
San Jose, CA 95113

TRANSFER AGENT & REGISTRAR
Bank of Boston
c/o Boston EquiServe, LP
PO Box 8040
Boston, MA 02266-8040


ANNUAL MEETING
The annual meeting of stockholders will be held on May 28, 1997 at 9:30 a.m. at the Company's corporate headquarters.

STOCK LISTING
The Company's common stock is traded on The Nasdaq National Stock Market under the symbol GYNE.

SHAREHOLDERS OF RECORD
As of March 12, 1997, there were 94
shareholders of record of the Company's common stock.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available upon request without charge.
Please contact:

INVESTOR RELATIONS
Gynecare, Inc.
235 Constitution Drive
Menlo Park, CA 94025
(415) 614-2500



DESIGNED AND PRODUCED BY ARTEMIS-REG-, PALO ALTO, CALIFORNIA PHOTOGRAPHY BY HENRIK KAM PHOTOGRAPHY, INC. 1997 GYNECARE, INC.

WE ARE EXCITED BY THE CHALLENGE AND RESPONSIBILITY THAT OUR EFFORTS WILL HELP POTENTIALLY MILLIONS OF WOMEN TO HAVE AN ALTERNATIVE TO HYSTERECTOMIES TO RESOLVE THEIR EXCESSIVE MENSTRUAL BLEEDING AND FIBROIDS. IT IS A WONDERFUL THING TO BE PART OF A TEAM OF SUCH KNOWLEDGEABLE AND CREATIVE PEOPLE, ALL PULLING TOGETHER TO HELP WOMEN EVERYWHERE TO LEAD MORE PRODUCTIVE, PAIN-FREE LIVES WITHOUT THE PHYSICAL AND EMOTIONAL TRAUMA OF GOING THROUGH MAJOR SURGERY."


                                  -- THE GYNECARE LEADERSHIP TEAM


[Inserted here is a photograph of Gynecare's leadership team.]



GYNECARE'S LEADERSHIP TEAM. (FROM LEFT TO RIGHT) GLENN FOY,
CHRISTINE KAELIN, MAC FARNSWORTH, ZIA YASSINZADEH, SETH STABINSKY, MD,
JAN SELBY, JIM KERMODE, VAHID SAADAT, GAIL STEVENS, DAVE TELLES, AUGIE LIEN, YI CHEN, SUSAN ALOYAN, NETTIE PINEDA, LAD BURGIN, ANGEL RUIZ, MILT MCCOLL, MD, STEVE ADAMS, NORMA ZIPPIN, ABHAY PANGREKAR, DAILENE BRAY (NOT PICTURED: ROBIN CLOSE, LAURA PENDLEY, PAUL STURROCK, AND ROBERT WARNER)



1441-10K-97